UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C.  20549

                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          GULF EXPLORATION CONSULTANTS, INC.
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                                   (Name of Issuer)

                             Common Stock, $.01 Par Value
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                            (Title of Class of Securities)

                                      402275200
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                                    (CUSIP Number)

                             Copies of Communication To:


                                    Dennis Mensch
                                 300 East 75th Street
                                       Apt. 29N
                       New York, New York 10021, (212) 744-2917
     --------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                    July 10, 1996
                  --------------------------------------------------
               (Date of Event which Requires filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

               Check the following box if a fee is being paid with the statement.[X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                     SCHEDULE 13D

     CUSIP No. 402275200
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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Dennis Mensch
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [   ]
                                                                       (b) [   ]
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     3    SEC USE ONLY
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     4    SOURCE OF FUNDS*

          OO
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(E)                                   [   ]
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
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     NUMBER OF      7    SOLE VOTING POWER

     SHARES              438,040 shares
                   -----------------------------------------------
     BENEFICIALLY   8    SHARED VOTING POWER

     OWNED BY            -0-
                   -----------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER

     REPORTING           438,040 shares
                   -----------------------------------------------
     PERSON WITH    10   SHARED DISPOSITIVE POWER

                         -0-
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     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          438,040 shares
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     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [   ]
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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22%
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     14   TYPE OF REPORTING PERSON*

          IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ITEM 1.   SECURITY AND ISSUER.
     ------    -------------------

               The title of the class of equity securities to which this
     Schedule 13D relates is common stock, $.01 par value (the "Common Stock"), of Gulf Exploration Consultants, Inc., a Delaware corporation ("GEC"), whose principal office in located at 10 Rockefeller Plaza, Suite 1012, New York, New York, 10020.

     ITEM 2.   IDENTITY AND BACKGROUND.
     ------    -----------------------

               This Schedule 13D is being filed by Dennis Mensch, an individual ("Mensch"). Mensch is a private investor. Mensch's address is 300 East 75th Street, Apt. 29N, New York, New York 10021.

               During the last five years Mensch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               During the last five years Mensch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Mensch is a citizen of the United States of America.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     ------    -------------------------------------------------

               Effective July 10, 1996, pursuant to a Letter Agreement, dated December 22, 1995 (the "Letter Agreement"), among GEC, Minmet plc, Osprey Investments, Inc. (formerly DRM&S Inc.) ("Osprey") and Mensch, Mensch exchanged a GEC note, dated February 21, 1995, in the principal amount of $100,000 (the "Note") plus accrued interest, for 438,040 shares (the "Shares") of GEC Common Stock.

     ITEM 4.   PURPOSE OF TRANSACTION.
     ------    ----------------------

               Mensch has been informed by GEC that on June 17, 1996, after obtaining approval of its stockholders, GEC disposed of its interest in an operating subsidiary, ceased all business activity, effected a 1-for-50 reverse split of its Common Stock, reduced the authorized Common Stock to 10,000,000 shares, and authorized the restructuring of its outstanding loans as provided for in the Letter Agreement.

               The Letter Agreement states, in part, "[a]fter the Recapitalization, GEC would use its best efforts to seek to find a new business opportunity for GEC." Mensch agreed to exchange the Note for the Shares in anticipation of GEC seeking a business combination with an operating company. Mensch does not know whether GEC will be able to find any new business opportunity and effect any such business combination. Mensch is not aware of any negotiations between GEC and any other party regarding any such business combination.

               Pursuant to the Letter Agreement, Mensch is lending $15,866 to GEC to cover certain outstanding professional fees owed by GEC. Mensch also agreed to lend GEC an additional $10,000 for use as working capital, but has no intention of making any subsequent loans to GEC. GEC's repayment obligations to Mensch will be evidenced by a Promissory Note due July 1, 1997 in the principal amount of $25,866, plus interest at 7% per annum, and subject to mandatory repayment in the event of an acquisition by any person through a business combination or otherwise of a controlling interest in GEC.

               Mensch is a passive investor in GEC and has no plans to participate in the management of GEC or to become a member of GEC's Board of Directors.

               None of the Shares are held by Mensch as a member of a group and Mensch disclaims membership in any group.

               Except to the extent provided above, Mensch has no plans or proposals which relate to or would result in a transaction specified in paragraphs (a) through (j) of Item 4 to Schedule 13D.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
     ------    ------------------------------------

                (a) Effective July 10, 1996, Mensch became the beneficial owner of 438,040 shares of Common Stock upon the exchange of the Note, plus accrued interest, pursuant to the Letter Agreement.

               (b) Mensch possesses the sole power to vote and dispose of the Shares.

               (c) Mensch has not effected transactions in shares of GEC Common Stock during the sixty days prior to July 10, 1996 except for the acquisition of the Shares upon the exchange of the Note.

               (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares acquired by Mensch.

               (e)  Not applicable.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH
     ------    ------------------------------------------------------------
               RESPECT TO SECURITIES OF THE ISSUER.
               -----------------------------------

               None

     ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.
     ------         --------------------------------

                    The following are filed as Exhibits to this Schedule 13D:

     Exhibit 1 Letter Agreement, dated as of December 22, 1995, among GEC, Minmet plc, Osprey Investments, Inc. (formerly
                    DRM&S, Inc.) and Mensch.

     Exhibit 2 Letter Agreement, dated July 10, 1996, between GEC and Mensch, together with form of new Note.

                                      SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.




                                        /s/ Dennis Mensch
                                        ------------------------
                                        Dennis Mensch


     Dated: July 10, 1996